October 29, 2015

VIA FEDERAL EXPRESS AND EDGAR
Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on February 5, 2015
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the “Company”) appreciates the Staff’s time and attention given to the Company’s response dated September 30, 2015 related to the Staff’s comment letter dated August 28, 2015, and our recent conversations with the Staff on October 21 and October 27, 2015. Following these discussions, the Company has reconsidered its position and has decided not to appeal its request to aggregate its operating segments into two reporting segments. Accordingly, we would like to continue the Staff review process and discuss an alternative view, which we believe will better address the Staff’s concerns regarding our segment reporting.

Overview

The Company reaffirms to the Staff that our operating segments, as defined by ASC 280-10-50-1, are: Mills, Beverage, Consumer Products, Europe and Pacific Rim.
The Company has carefully considered the Staff’s position that we should revise our segment presentation to separately report each of our operating segments, subject to the quantitative thresholds in FASB ASC paragraphs 280-10-50-12 and 280-10-50-13. Accordingly, we are continuing to assess our presentation of reportable segments and are compiling information to support an alternative view where we would report in the following three segments: (i) Mills, (ii) Paperboard Packaging, which would include both the Beverage and Consumer Products operating segments and (iii) Europe. We believe we can provide new information to the Staff that the aggregation of the Beverage and Consumer Products operating segments is consistent with the objective and basic principles of ASC Subtopic 280-10-50 subsequent to the filing of our third quarter Form 10-Q.
Quarterly Report on Form 10-Q for the Period Ended September 30, 2015
In light of the impending filing deadline for the third quarter Form 10-Q, the Company will include the following reportable segments in its Form 10-Q: Mills, Beverage, Consumer Products, Europe and Other (which will include the immaterial operating segment Pacific Rim). We believe that completing this filing and then presenting the Company’s alternative will provide sufficient time for the Company to compile additional information regarding the aggregation of its Beverage and Consumer Products operating segments, give the Staff sufficient time to review and consider it, and allow for completion of the comment process in the normal course, including further dialog with the Staff. We hope to conclude this process during the fourth quarter.
Conclusion
We appreciate the Staff’s willingness to work with the Company and allow the Company an additional opportunity to address the Staff’s views. We intend to work diligently to resolve this matter as soon as practicable.

Closing Comments
The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-8544 or Debbie Frank at (770) 240-9097.
Very truly yours,
/s/ Stephen R. Scherger
Stephen R. Scherger
Senior Vice President and
Chief Financial Officer

cc:    David W. Scheible,
Chairman and Chief Executive Officer
Mr. Brad Skinner,
Securities and Exchange Commission

GRAPHIC PACKAGING HOLDING COMPANY